David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

August 30, 2021

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Rossotto:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 293, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 297, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Ninety One Global Environment Fund and Ninety One International Franchise Fund (together the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Ninety One North America, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1. Comment. “Environment” is included within the Global Environment Fund’s name and the principal investment strategy states that the Fund will invest 80% of its net assets in “environmental companies.” As such, please consider including investing in “environmental companies” within the Fund’s investment objective.

Response. The Trust respectfully declines to make this change. The Trust believes the Fund appropriately discloses its investment objective pursuant to Item 2(a) of Form N-1A. We are not aware of any requirement to include any specific fund investment policies in the fund’s investment objective. The fund’s investment policy regarding environmental companies is succinctly and clearly disclosed in the Principal Investment Strategies section.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Karen Rossotto, Esq.

August 30, 2021

2. Comment. For both Funds, in the preamble to the Fund Fees and Expenses table, please include a cross-reference to the section in the Funds’ Statement of Additional Information (“SAI”) that discusses sales charge discounts, if applicable.

Response. The Funds have made the requested revision.

3. Comment. For both Funds, in Footnote 2 to the Fund Fees and Expenses table, please replace the reference to the “rolling three-year period preceding recoupment” with “the rolling three-year period preceding the date of the recoupment.”

Response. The Funds have made the requested revision.

4. Comment. For the Ninety One Global Environment Fund, in the first sentence under the “Principal Investment Strategies” section, please explain how the Adviser assesses whether an environmental company “contributes positively to environmental change.”

Response. The Adviser may assess whether an environmental company “contributes positively to environmental change” by considering information reported by the company or third-party information. The Adviser may also apply its own methodology to assess a company’s positive contribution to the environment. For example, the Adviser will compare the lifecycle carbon emissions of an electric vehicle to the lifecycle carbon emissions of a gas-powered car to determine the “carbon avoided” of the electric car. The Trust has revised the “Principal Investment Strategies” section to clarify how it makes this assessment.

5. Comment. For the Ninety One Global Environment Fund, under the “Principal Investment Strategies” section, please disclose supplementally whether the Fund anticipates reporting environmental outcomes or impact on its website or elsewhere.

Response. The Fund does not anticipate reporting environmental outcomes or impacts on its website. The Adviser makes available on an annual basis impact reports with respect to its global environment strategies, but such information is not anticipated to be provided solely with respect to the Fund.

6. Comment. For the Ninety One Global Environment Fund, under the “Principal Investment Strategies” section, the SEC staff does not believe that the current definition of “environmental companies” is sufficiently objective and precise to satisfy the names rule requirements pursuant to Rule 35d-1 of the 1940 Act. Phrases such as “contribute positively to environmental change” and “in the process of reducing carbon dioxide emissions” could apply to many companies and do not explain how the Adviser will evaluate a company's activities or contributions. Additionally, it is not clear what types of companies investors should expect to see within the portfolio. Please revise the disclosure as appropriate to address these issues.

Karen Rossotto, Esq.

August 30, 2021

Response. While the Trust respectfully declines to alter the definition of an environmental company, it has made revisions to the “Principal Investment Strategies” section to provide additional clarity into how the Adviser defines environmental companies and into the types of companies that investors may expect to see within the Fund’s portfolio. Specifically, the Fund’s definition of environmental companies contains two prongs. Regarding the first prong—“activities deemed by the Adviser to contribute positively to environmental change”—the Fund identifies three key sectors: renewable energy, electrification and resources efficiency, and the disclosure identifies the types of activities by companies in each of these sectors. The Trust has revised the disclosure to explain how the Adviser determines whether a company contributes positively to environmental change. Regarding the second prong of the definition—companies that are “involved in the process of reducing carbon dioxide emissions,” the disclosure specifies that an environmental company is one that offers “quantifiable carbon avoided,” which is subject to evaluation by measurable criteria. The Trust respectfully believes that these enhancements to its disclosure render the definition of “environmental companies” sufficiently objective and precise and provide additional clarity to investors on the types of companies they may expect within the Fund’s portfolio.

7. Comment. For the Ninety One Global Environment Fund, under the “Principal Investment Strategies” section, because the Fund will invest primarily in equity securities, please provide the market capitalization of the Fund’s investments.

Response. The Fund may invest principally in companies of any market capitalization. The Trust has revised the disclosure to the Fund’s “Principal Investment Strategies” accordingly.

8. Comment. There is discussion within the registration statement regarding the characteristics of foreign companies, particularly emerging markets, and specifically China, being subject to government control and non-transparency with respect to their financials and their operations. However, for the Ninety One Global Environment Fund, under the “Principal Investment Strategies” section, it states that the Fund will invest at least 40% of its net assets in foreign companies, including significant investments in China. The Fund also will invest 80% of its net assets in environmental companies. Please explain how, with the Fund's need for data and other information to determine that a company is in fact an environmental company, the Fund will be able to designate with certainty that foreign, particularly Chinese companies, fall within the 80% test.

Response. The Adviser may consider information reported by companies or third-party information providers (such as the Carbon Disclosure Project) or may apply its own methodology to assess a company’s positive contribution to the environment. The Adviser also conducts fundamental research and conducts due diligence regarding each company before making an investment and may also communicate with management and/or conduct onsite visits in order to obtain information necessary to determine whether a company is an environmental company. The Adviser believes that this combination of research and diligence enables it to adequately determine that a company is in fact an environmental company. The Adviser is able to perform this level of due diligence on the Chinese companies in which it invests. Consistent with the fundamental research and due diligence it performs on all companies, if it is not able to make appropriate assessments regarding a company, including a Chinese company, the Adviser will not invest in such company.

Karen Rossotto, Esq.

August 30, 2021

9. Comment. For the Ninety One Global Environment Fund, under the “Principal Investment Strategies” section, please explain in the definition for a non-U.S. company how a company that is organized or maintains its principal place of business outside of the U.S. satisfies the economically tied test.

Response. The Trust respectfully declines to modify this disclosure. Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”) requires that a fund with a name indicating an investment emphasis in certain countries or geographic regions “expose the [fund]’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.”1 The Trust believes that investments in issuers that are organized or maintain their principal place of business outside the U.S. have exposure to the economic fortunes and risks of those countries.

Rule 35d-1 under the 1940 Act does not specifically address the investment criteria for funds with the term “global” in their name. However, the Trust believes that the history of the Rule illustrates why the country of organization and location of a company’s headquarters are reasonable criteria for the Global Environment Fund to use in the definition of an issuer with economic ties to non-U.S. countries. In the proposing release for Rule 35d-1, the SEC proposed that a fund with a name suggesting a focus in a particular region or country be required to meet one of three criteria, including that the fund invest in “securities of issuers organized under the laws of the country or of a country within the geographic region suggested by the fund’s name, or that maintain their principal place of business in that country or region.”2 Moreover, in the proposing release, the Staff noted that these three criteria were consistent with prior Staff positions regarding investments in securities of issuers organized under the laws of non-U.S. countries. Accordingly, the Trust believes that the Fund’s criterion is appropriate and consistent with Staff guidance and industry practice.

10. Comment. For the Ninety One Global Environment Fund, under the “Principal Investment Strategies” section, please:

(i). explain (a) whether the Fund’s proprietary process to include environmental companies and exclude others is done on an absolute basis or a relative basis to its industry peers; and (b) the use of the term environmental, social and governance (“ESG”), noting whether there are considerations other than environmental that the Fund uses to evaluate companies.

Response. Regarding comment (a), as part of its fundamental research process, the Adviser assesses companies both relative to their peers and based on their own attributes. The Fund has revised the “Principal Investment Strategies” section to reflect this. In addition, regarding comment (b), the Adviser considers all ESG components, and the principal investment strategy disclosure for the Fund explains that the Adviser assesses environmental, social and governance risks using both quantitative and qualitative factors and monitors ESG considerations as part of its review of company management. The Trust has revised the disclosure in the Fund’s “Principal Investment Strategies” to further clarify that the Fund may not invest in a company if the Adviser determines that the company has any material social and/or governance risks, even if the company otherwise meets the Adviser’s environment and decarbonatization criteria.

[1]	Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) (“Adopting Release”).
[2]	Investment Company Names, Investment Company Act Release No. 22530 (Feb. 27, 1997). See also, e.g., Rule 3b-4 under the Securities Exchange Act of 1934, 17 CFR 240.3b-4 (defining a “foreign issuer”).

Karen Rossotto, Esq.

August 30, 2021

(ii). describe the criteria the Adviser uses to determine what issuers it considers to have ESG characteristics, consistent with the Fund’s ESG definition/focus. The disclosure should include whether the Fund selects investments pursuant to a reference, such as: (a) an ESG index; (b) a third-party rating organization; (c) a proprietary screen and the factors the screen applies; or (d) a combination of the above methods.

Response. The Trust has made revisions to the Fund’s “Principal Investment Strategies” section that addresses how the Adviser determines which companies are environmental companies.

(iii). describe the Adviser’s due diligence practices in applying its screening criteria to portfolio companies.

Response. The Adviser may consider information reported by companies or third-party information providers (such as the Carbon Disclosure Project) or may apply its own methodology to assess a company’s positive contribution to the environment. The Adviser also conducts fundamental research and conducts due diligence regarding each company before making an investment and may also communicate with management and/or conduct onsite visits in order to obtain information necessary to determine whether a company is an environmental company. The Trust has revised the disclosure in the “Principal Investment Strategies” section to clarify that the Adviser’s due diligence practices include management communications and onsite visits.

(iv). explain (a) whether the Fund’s ESG criteria will be applied to every investment it makes, or only to some of its investments; and (b) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Response. The Fund intends to apply its ESG criteria to every investment. The seventh and eighth paragraphs in the “Principal Investment Strategies” of the Fund’s prospectus describe both the application of ESG criteria to the Fund’s investments and the additional factors considered by the Adviser in its integrated investment approach, including structural growth opportunities, sustainable or persistent returns, and competitive advantages relative to peers.

11. Comment. For the Ninety One International Franchise Fund, the Fund has “franchise” in its name and within the “Principal Investment Strategies” it states that the Fund will invest “primarily in equity securities of non-U.S. companies located throughout the world that the Adviser believes have rare and exceptional qualities that create enduring competitive advantages and strong international brands or franchises.” This is not consistent with how classical U.S. franchises are viewed. Please disclose that the Fund will invest 80% of its net assets in franchises and consider either (i) changing the Fund name or (ii) properly reflecting a U.S. franchise.

Karen Rossotto, Esq.

August 30, 2021

Response. The Trust does not believe the inclusion of the term “franchise” in the Fund’s name requires an 80% policy under Rule 35d-1 because the Trust does not believe that a franchise is a type of investment or an industry. The Fund’s principal investment strategies section states that it seeks to invest in “equity securities of non-U.S. companies located throughout the world that the Adviser believes have rare and exceptional qualities that create enduring competitive advantages and strong international brands or franchises.” (emphasis added). The Trust believes this disclosure sufficiently presents the Fund’s intention to invest in companies that have strong brands or that may be well-known. However, the Trust has revised the disclosure to clarify that “[s]uch qualities may include unique intellectual property, dominant market positions, well capitalized balance sheets, and attractive reinvestment opportunities.”

The Trust further notes that it is aware of 10 other funds currently registered with the SEC that use the term “franchise” in their names, including the Ninety One Global Franchise Fund, which is another series of the Trust managed by the Adviser, and no such fund has an 80% policy suggested by this Comment. In light of the industry’s use of the term “franchise” in fund names and the history of the other Ninety One fund’s use of the term in its name, the Trust respectfully believes the use of this term does not require an 80% policy under Rule 35d-1 and respectfully declines to make the requested change.

12. Comment. For the Ninety One International Franchise Fund, in the first paragraph under the “Principal Investment Strategies” section, please describe what research the Adviser does to determine if securities in which the Fund invests have “rare or exceptional qualities” in order to qualify as a strong brand for the 80% policy.

Response. The Trust has added the following sentence to the first paragraph under the “Principal Investment Strategies” section:

In selecting investments to buy for the Fund, the Adviser uses a fundamental research process to seek to identify attractively valued companies that, in its opinion, represent strong long-term investment opportunities considering the company’s quality, growth and valuation.

13. Comment. For the Ninety One International Franchise Fund, in the second to last paragraph under the “Principal Investment Strategies” section, please (i) clarify what “attractively valued companies” means; and (ii) if it means undervalued, explain how the first paragraph of the “Principal Investment Strategies” section, that discusses investments in companies that have “rare and exceptional qualities that create enduring competitive advantages and strong international brands or franchises” is consistent with an undervalued company.

Response. The Trust has revised that paragraph of the Fund’s “Principal Investment Strategies” section to clarify that the term “attractively valued companies” means those that, in the Adviser’s opinion, “represent strong long-term investment opportunities considering the company’s quality, growth and valuation.”

14. Comment. For the Ninety One International Franchise Fund, in the second to last paragraph under the “Principal Investment Strategies” section, please disclose what the Adviser compares “below average levels of risk” to.

Response. The Trust has revised the disclosure to clarify that the Adviser compares “below average levels of risk” to the broader international equity market on a relative basis.

Karen Rossotto, Esq.

August 30, 2021

15. Comment. For the Ninety One International Franchise Fund, under the heading “Depositary Receipts Risk” in the “Principal Risks” section, if the Fund will invest in unsponsored depositary receipts, disclose this fact and state the accompanying risks.

Response. The Trust has revised the “Depositary Receipts Risk” factor to account for investments in unsponsored depositary receipts.

16. Comment. In the “More Information about the Funds’ Investment Objectives and Strategies” section, disclose whether shareholder notice is required to change the non-fundamental investment objective of each Fund.

Response. The Funds do not currently have a policy requiring shareholder notice of a change in their investment objectives. Nevertheless, each Fund expects that it would notify shareholders of a change in investment objective in the same manner in which it would notify shareholders of any material change.

17. Comment. In the “More Information about Risk” section, “Equity Risk” refers to preferred stocks and exchange-traded funds. If the Funds will invest in preferred stocks or exchange-traded funds as principal investments, please disclose them in the “Principal Investment Strategies” section.

Response. The Funds do not currently intend to invest in preferred stocks or exchange-traded funds as part of their principal investment strategies. The Trust has removed references to preferred stocks and exchange-traded funds from this risk factor.

18. Comment. In the “More Information about Risk” section, consider updating the “Risk of Investing in China” to reflect the risks of investing in China or investing in Chinese firms listed in the US to address any new or emerging risks.

Response. The Trust believes the current disclosure in the Funds’ Prospectus about the “Risk of Investing in China” adequately addresses current or emerging risks associated with such investments. In addition, the Funds’ SAI provides additional information about the risks of investing in Chinese firms. However, the Trust will make the requested change by adding some of the disclosure in the Funds’ SAI to the “Risk of Investing in China” risk factor in the Prospectus.

19. Comment. In the “More Information about Risk” section, in the “Foreign Securities/Emerging Markets Risk,” please explain supplementally whether there is any sensitive data that the Funds might need to fulfill its investment objectives, and if considered sensitive by a foreign government, how the Adviser will address such issue.

Response. The Adviser is not aware of the need for any sensitive data in order to fulfill the Funds’ investment objectives.

20. Comment. In the “Investment Adviser” section, please state that the Adviser is registered under the Investment Advisers Act of 1940, as amended.

Response. The Trust has made the requested change.

Karen Rossotto, Esq.

August 30, 2021

21. Comment. In the “Investment Adviser” section, please state whether the approval of the Funds’ investment advisory agreement will be disclosed in the Annual or Semi-Annual Report and provide the period of the applicable report.

Response. The Trust has made the requested change.

22. Comment. The sections “Ninety One Global Environment Fund - Related Performance Data” and “Ninety One International Franchise Fund - Related Performance Data,” suggest that the related performance shown is the past performance of each Fund. Please revise the heading to reflect that the performance shown is that of the Adviser or Portfolio Managers.

Response. The Trust has made the requested change.

23. Comment. Under the “Ninety One Global Environment Fund - Related Performance Data” section, please revise the first paragraph to reflect that Ms. Cooper and Mr. Baker “jointly and solely exercise final decision-making authority” per Bramwell Growth. Fund, SEC Staff No-Action Letter (pub. avail. Aug. 7, 1996).

Response. The Trust has made the requested change.

24. Comment. Under the “Ninety One Global Environment Fund - Related Performance Data” section:

(a) in the tables under the “Performance Information for the Substantially Similar Strategy Composite” heading:

(i) consider whether the Comparison Index is an appropriate benchmark, particularly because of the differences in the 2019 and 2020 numbers;

Response. The Adviser has reviewed the comparison benchmark information in the related performance disclosure and has determined to use the MSCI All Country World Index (“MSCI ACWI”) as the comparison benchmark in the related performance tables for all periods. The MSCI ACWI is anticipated to be the appropriate broad-based securities market index for the Fund as defined in Instruction 5 to Item 27(b)(7) of Form N-1A. The Adviser believes the MSCI ACWI is more representative of the global environment universe in which the strategy and the Fund invest than the previous Comparison Index (the MSCI Global Environment ex Software and Services ex Real Estate ex Mortgage REITs 10/40 Net Total Return Index).

(ii) supplementally explain the underlying strategies, investments and factors that contributed to the outperformance in 2019-2020 and underperformance for the year-to-date;

Karen Rossotto, Esq.

August 30, 2021

Response. The Adviser notes that during 2019 and 2020, the strategy outperformed its benchmark. In 2019, performance was driven by companies across the three key areas of renewable energy, electrification and resource efficiency, but companies in the renewables sector performed particularly strongly. In 2020, most companies in the portfolio made a material positive contribution to performance with no individual position dominating returns. The main contributors to relative returns included Xinyi Solar, Vestas Wind Systems, Orsted, Wuxi Lead Intelligent and Infineon Technologies. Of the top five detractors from relative returns in 2020, three were companies not held in the portfolio but which contributed to the performance of the comparison index - Apple, Amazon and Microsoft which all delivered benchmark-beating stock-performances in 2020. Among companies held in the portfolio, the main detractors were China Everbright, Waste Management and Acuity.

There were a few drivers for the strategy’s underperformance in year-to-date figures, including (i) a temporary cooling down of sentiment among some investors in the renewables area; (ii) the strategy’s approximately 20% exposure to Chinese companies, with the region underperforming in the first quarter; and (iii) interest rate sensitivity, particularly in the clean utilities sector.

(iii) add disclosure explaining the difference between the two tables.

Response. The Trust has made the requested revision by adding a footnote to the table.

(iv) With respect to Footnote 2, supplementally explain the change in the index after Year 1 and address why a different comparison index was used for the purposes of showing total returns if during these years the accounts had policies and objectives substantially similar to the Fund.

Response. The Trust respectfully directs the Staff to its response to Comment 24(a)(i) for a discussion of why the Adviser believes the current benchmark index is appropriate. As noted in the Response to that question, the Adviser believes the current comparison index is more representative than the previous index of the global environment universe in which the strategy and the Fund invest. The Trust has revised the disclosure to eliminate reference to the previous index and has updated the numbers in the table so they correspond to the current comparison index for all periods shown. The Adviser confirms that for all periods included in the table, the accounts had investment policies and strategies substantially similar to the Fund.

(b) supplementally discuss the accounts included within the Composite and the investment policies and restrictions in place for the Composite.

Response. The type of accounts in the composite currently include two private investment funds and one separately managed account. These accounts are managed using substantially similar objectives, policies and strategies as the Fund. As stated in the related performance disclosure, these accounts are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed on the Fund by the federal securities and tax laws. For more information on how these accounts are managed, please see the Fund’s “Principal Investment Strategies” disclosure.

Karen Rossotto, Esq.

August 30, 2021

(c) confirm supplementally that “Net of Fees” returns is net of all actual fees and expenses including sales loads relating to an account.

Response. The Adviser confirms that the net of fees performance returns provided is net of all actual fees and expenses including sales loads relating to an account.

25. Comment. Under the “Ninety One International Franchise Fund - Related Performance Data” section, please address Comments 24 (iii) and (iv) above.

Response. The Trust has added a footnote to the related performance tables for the Ninety One International Franchise Fund to explain the difference between the two tables. In addition, the Trust respectfully notes that Comment 24(a)(iv) above is not applicable to the Ninety One International Franchise Fund, because the same benchmark index is shown for all periods in the tables.

Comments on the Statement of Additional Information

26. Comment. Please define “emerging market” within the registration statement.

Response. The Trust has made the requested revision to the SAI.

27. Comment. In the “Board Compensation” section, in the “Total Compensation from the Trust and Fund Complex” column of the table, explain supplementally what “for service on one (1) board” means.

Response. The referenced disclosure is meant to denote that, since the series of the Trust are the only funds in the Fund Complex, there is only one board of trustees in the Fund Complex.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese